UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

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            In the Matter of                 :
                                             :
      AMERICAN ELECTRIC POWER COMPANY, INC.  :
      1 Riverside Plaza                      :             CERTIFICATE OF
      Columbus, OH 43215                     :               NOTIFICATION
                                             :
      File No. 70-9381                       :
                                             :
(Public Utility Holding Company Act of 1935) :
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      American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, hereby certifies in connection with the Application-Declaration on Form U-1 in the above-entitled matter, that certain of the transactions specified in said Application-Declaration, as amended, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, said Application-Declaration, as amended, and the Order of the Securities and Exchange Commission with respect thereto, dated June 14, 2000 (HCAR No. 35-27186), as follows:

      In December 2000 AEP Communications, LLC (AEPC) and C3 Communciations, Inc. (C3) transferred their Datapult related assets and liabilities to two new companies Datapult, LLC and Datapult Limited Partnership (Datapult LP). Datapult, LLC is a company that is 100% owned by AEPC. Datapult, LLC is the general partner and AEPC and C3 are the limited partners of Datapult LP.

      The transactions described herein were consummated within the period designated in said Application-Declaration.

                              AMERICAN ELECTRIC POWER COMPANY, INC.


                              By:_/s/ Thomas G. Berkemeyer_
                               Assistant Secretary


Dated:  July 20, 2001